UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026
Commission File Number
001-41717

C3IS INC.
(Translation of registrant’s name into English)

331 Kifissias Avenue Kifissia 14561 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F ☒   Form
40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2026

101	Inline Interactive Data File – The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*****

This report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2026

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer